July 18, 2006

Mail Stop 6010

J. Richard Damron, Jr.
President and Chief Executive Officer
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309

      Re: **Home Diagnostics, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed July 12, 2006
             File No. 333-133713

Dear Mr. Damron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sales and Marketing, page 50

1.   We note your response to prior comment 4. Expand the disclosure to briefly discuss the material terms of your July 2003 agreement with the McKesson Medical Surgical division and the status of your negotiations with McKesson in view of the expiration date. In addition, revise the risk factor on page 14 to describe the status of your contractual relationship with McKesson, and revise the MD&A to discuss the effect on future operations if the agreement is not renegotiated.

Certain Relationships and Related Transactions, page 75

2.   Please refer to prior comment 10. Please file the consulting agreement as an exhibit.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah at (202) 551-3363 or Angela Crane, Branch Chief at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc (via fax): Edwin T. Markham, Esq.